INNOVATION PHARMACEUTICALS INC.

September 19, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innovation Pharmaceuticals Inc. Registration Statement on Form S-3 (File No. 333-220419) Filed September 11, 2017 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Innovation Pharmaceuticals Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-220419) and declare the Registration Statement effective as of Thursday, September 21, 2017, at 4:30 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (978) 633-3623, or David Crandall of Hogan Lovells US LLP at (303) 454-2449, with any questions. Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

Innovation Pharmaceuticals Inc.

	By:	/s/ Leo Ehrlich
	Name:	Leo Ehrlich
	Title:	Chief Executive Officer

cc: David R. Crandall, Hogan Lovells US LLP

100 Cummings Center, Suite 151-B, Beverly, MA 01915 Phone: (978) 633-3623